October 27, 1998

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


     Re:  Allaire Corporation
          Registration Statement on Form S-1
          Registration No. 333-61445
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Ladies and Gentlemen:

     Pursuant to Rule 477(a) under the Securities Act of 1933, Allaire Corporation hereby makes application to immediately withdraw the above-referenced Registration Statement. No sales of securities have been made under the Registration Statement. We are requesting to withdraw the Registration Statement because we have concluded that adverse market conditions preclude a sale of the registered securities on terms that the Company believes are appropriate at this time.


                                       ALLAIRE CORPORATION


                                       By: /s/ David Orfao
                                           -------------------------------------
                                           David Orfao
                                           President and Chief Executive Officer